ASANKO GOLD

PRESS RELEASE

TSX | NYSE: AKG

www.asanko.com

NEAR MINE EXPLORATION YIELDS SUCCESS AT ASANKO GOLD MINE

Highlights:

- Successful drilling completed on two near mine priority exploration targets to provide additional ounces to recently commissioned milling operations
- Additional Measured & Indicated ("M&I") Mineral Resources of 628,600 tonnes at 1.89 g/t gold (38,250 contained ounces)[1] estimated in an extension to the Adubiaso satellite pit
- Low cost of discovery, approximately US$6.50 per M&I ounce
- Encouraging drilling intercepts in an extension of the main Nkran pit mineralization, including:
  - 13 metres at 5.50 g/t gold
  - 9 metres at 6.73 g/t gold
  - 12 metres at 4.38 g/t gold
- Both targets are within existing mine permit boundaries allowing for expedited permitting process

Vancouver, British Columbia, April 27, 2016 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is pleased to announce positive initial results from its 2016 exploration program. This follows a successful 2015 program that identified a series of advanced targets that are now being drilled to resource status on a systematic basis. The first drilling campiagn has delineated two mineralized zones – one is an extension of the existing Adubiaso pit (3km from the Phase 1 processing facility) and the other is a north-easterly extension of the main Nkran pit mineralization. Both zones present as near-surface, have not been mined before and occur within the existing mine permit boundaries which will result in a streamlined permitting process.

Following the successful commissioning of the first phase of the Asanko Gold Mine in Ghana, West Africa in Q1 2016, the process plant has demonstrated the ability to operate at greater than 110% of design rates (see news release dated April 6, 2016). Currently the limiting factor on operating the plant at sustained rates above design is ore supply, as the Nkran pit cannot be sustainably mined at a rate of more than three million tonnes per annum. The main focus of the 2016 exploration program is to find sources of ore that are within close proximity of the processing facility to take advantage of the excess capacity.

Peter Breese, President and CEO, commented *"We are very encouraged by the early success of our exploration strategy which is targeting near-surface resources that are within an economic trucking distance of the Phase 1 processing facility and which can be quickly and cost-effectively brought into production.*

Processing these resources using the exisiting capacity in our process facility will boost production levels, improve our unit operating costs and increase cashflow from operations in the near-term."

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[1] At a 0.8 g/t gold cut-off grade.

Adubiaso Satellite Pit Extension

The Adubiaso pit (Annexure 1) is a previously mined satellite pit at the Asanko Gold Mine which is estimated to contain 1.8 million tonnes of Proven and Probable Mineral Reserves at 2.07 g/t gold[2]. These Mineral Reserves lie predominantly under the old pit and form part of the current life-of-mine plan for the Asanko Gold Mine[2]. In 2015, mineralization in two zones over a 300m strike length extending to the North-East of the existing pit were identified based on an analysis of historical drill hole data.

In the first quarter of 2016, the Company drilled 20 holes (approximately 2,100 metres) of Reverse Circulation (RC) drilling and delineated a classified Mineral Resource, as per the tables below. Whittle pit designs, waste dump planning and a water management program will now begin with a view to commencing mining by the end of the year. Given these additional resources are part of and not a material addition to the estimated Asanko Gold Mine resources, no separate technical report will be prepared for them.

Table 1: Adubiaso Extension - Measured and Indicated Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Ounces
0.5	992,408	1.43	45,612
0.6	833,738	1.60	42,812
0.7	714,505	1.76	40,320
0.8	**628,602**	**1.89**	**38,249**
1.0	482,590	2.19	34,034

Table 2: Adubiaso Extension - Inferred Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Ounces
0.5	406,846	1.69	21,394
0.6	328,860	1.96	20,042
0.7	269,528	2.24	18,815
0.8	**239,597**	**2.42**	**18,086**
1.0	191,347	2.79	16,657

Notes:

The cut-off grade used for the Asanko Gold Mine – Phase 1 Project resources (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai) was 0.8 g/t. Columns may not add up due to rounding. All figures are in metric tonnes. The Mineral Resources are stated as *in situ* tonnes. Individual densities were used per ore domain. The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table conversion from grams to ounces – 31.10348.

Nkran Extension Drilling Results

The Nkran Extension target is located on the Nkran shear structure approximately 2km from the Phase 1 processing facility. The target runs for 900m North-South adjacent to the existing Tailings Storage Facility. A drilling program was completed during March 2016, with 29 RC drillholes completed (approximately 2,200 metres). Preliminary results are given in Annexure 2 with the final set of results currently being assayed, after which a classified Mineral Resource is expected to be announced during Q2 2016.

Significant intercepts to date include the following:

- 13 metres at 5.50 g/t gold
- 9 metres at 6.73 g/t gold
- 12 metres at 4.38 g/t gold

[2] Asanko Gold Mine Definitive Project Plan as filed on SEDAR on November 13, 2014.

2016 Exploration Program
Asanko controls a large, continuous package (approximately 679km²) of mineral rights in the Asankrangwa Gold Belt in Ghana. Work will continue on the remaining targets identified through the prospectivity and regional geophysics surveys (VTEM) completed during 2014 and 2015.

Asanko looking ahead
In the longer term, the Company plans to develop the large Esaase deposit as Phase 2 of the Asanko Gold Mine. A Definitive Feasibility Study is currently underway and expected to be published in Q3 2016.

Qualified Persons Statements
The Mineral Resource Estimate ("MRE") for the Adubiaso Mineral resources was prepared by Joseph Mamphey, Diploma Geological Engineering, MSc Geostatistics, MRM Asanko Gold Mine, and audited by Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. ("CJM") of Johannesburg, South Africa. The MRE is reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Philip N Bentley, PR.Sci.Nat., FGSSA, MSc, MSc (Minex), Geology and Resources Executive for Asanko, and a qualified person with respect to NI 43-101, has supervised the scientific or technical information for this press release.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.
Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 commenced gold production in January 2016 and declared commercial production on April 1, 2016. Ramp-up to steady state production of 190,000 ounces per annum is expected in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms

acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

*Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "**SEC**") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).*

Annexure 1
Locality plan of Adubiaso Satellite Pit


Drillhole
Trace
Adubiaso Extension
Mineralization
Adubiaso Pit
Scale is approximate
200
0
200m
ASANKOGOLD
PHASE 1
N
10 Kilometres
WGS 1984 UTM Zone 30N
Abore Pit
Asuadai Deposit
Dynamite Hill Deposit
Adubiaso Pit
3Mtpa CIL plant
Nkran Pit

Annexure 2
Nkran Extension #1 preliminary borehole intercepts

Hole ID	From	To	Intercept Description
AKRC16-044	63	68	5.00m @ 0.60 g/t
AKRC16-044	75	77	2.00m @ 0.67 g/t
AKRC16-045	14	23	9.00m @ 2.11 g/t
AKRC16-045	33	42	9.00m @ 6.73 g/t
AKRC16-046	66	78	12.00m @ 1.92 g/t
AKRC16-047	26	31	5.00m @ 1.45 g/t
AKRC16-048	79	91	12.00m @ 4.38 g/t
AKRC16-049	20	21	1.00m @ 0.85 g/t
AKRC16-049	49	52	3.00m @ 1.71 g/t
AKRC16-050	15	22	7.00m @ 2.36 g/t
AKRC16-057	13	18	5.00m@ 1.84 g/t
AKRC16-057	31	44	13.00m @ 5.50 g/t